May 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:                                         Era Anagnosti

Re:                             Mackinac Financial Corporation

Registration Statement on Form S-3

File No. 333-224884

Acceleration Request

Requested Date:                                                      May 23, 2018

Requested Time:                                                  4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mackinac Financial Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-224884) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Jeffrey H. Kuras and Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7602.

Sincerely,

MACKINAC FINANCIAL CORPORATION

/s/ Jesse Deering

Jesse Deering
Chief Financial Officer

cc:                                Kelly George, Mackinac Financial Corporation

Jeffrey H. Kuras, Honigman Miller Schwartz and Cohn LLP

Jessica M. Herron, Honigman Miller Schwartz and Cohn LLP